Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel. +45 49 11 11 11
www.coloplast.com



Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA



06013106


PROCESSING
SECTION
RECEIVED
MAY 03 2006
152
SEC MAIL
WASH. D.C.

26 April 2006

SEC File Number, 82-34793

SUPPL

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 6/2006.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com



PROCESSED
MAY 05 2006
THOMSON
FINANCIAL

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com


Coloplast

Information to the Copenhagen Stock Exchange no. 6/2006
Humlebæk, 18 April 2006

Coloplasts divestment of Sterling Medical Services has now been completed

The divestment of Coloplast's American homecare company Sterling Medical Services LLC (Sterling) to McKesson Corporation was completed 14 April 2006 on the terms described in Coloplast's Information to the Copenhagen Stock Exchange no. 4/2006 of 14 February 2006.

The divestment will result in an immediate, non-recurring capital income of approximately DKK 130m. The parties have agreed not to disclose the purchase price.

The fact that closing was14 April 2006 and not 1 April 2006 as expected in the stock exchange release of 14 February does not affect Coloplast's expectations for 2005/06. Thus, after the divestment of Sterling and an anticipated closing of the acquisition of Mentor Corporation's urology business 1 June 2006 Coloplast's expectations for 2005/06 remain:

- An organic sales growth of around 10%. The divestment of Sterling affects group sales in 2005/06 negatively by almost DKK 150m in 2005/06. The contemplated acquisition of Mentor's urology business is expected to add approximately DKK 450M sales in the period 1 June 2006 - 30 September 2006.

- An EBIT margin of 12-13%. The operating profit is affected by the contemplated acquisition of Mentor's urology business, including the impact of one-time costs of integrating business systems, depreciation of acquired assets and lower margins on acquired finished goods.

Coloplast's targets for 2012 are also unchanged.

Please refer to Coloplast's Information to Copenhagen Stock Exchange no. 4/2006 for further information about the agreement with McKesson.

Sten Scheibye
Chief Executive

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information: Group director, CFO Lene Skole, phone + 45 4911 1665 or IR manager Jørgen Fischer Ravn, phone + 45 4911 1308